August 3, 2009
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:	National Beverage Corp. Form 10-K Filed July 17, 2008 File No. 001-14170 Schedule 14A Filed August 29, 2008 Supplementary Comment Letter Dated July 17, 2009
Dear Mr. Reynolds:
Confirming our August 3, 2009 conversation with Mr. Jay Williamson, National Beverage Corp. has requested additional time to respond. We intend to file our written response no later than Friday, August 7, 2009.
If you have any questions, please feel free to call me at (954) 581-0922.
Sincerely,
/s/ George R. Bracken
George R. Bracken
Senior Vice President — Finance